FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

The acquisition of shares of Valepar S.A. (the controlling shareholder of CVRD)
and the sales of share of Caemi

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 1, 2003

Commission File Number _____________________

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)
2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2003

MITSUI & CO., LTD

By:	/s/ Tasuku Kondo

Name: Title:	Tasuku Kondo Executive Director Senior Executive Managing Officer Chief Financial Officer

April 1, 2003

Dear Press,

Mitsui & Co., Ltd.

Mitsui & Co., Ltd. announced that it has reached an agreement with the relative parties concerning the acquisition and sales of the shares stated below:

A)	Acquisition of Shares

1.	Company Name	:	Valepar S. A. (Valepar), a Brazilian holding company

2.	Number of Shares	:	19,607,357 ordinary shares
(equivalent to 15% of total issued Valepar shares)

3.	Amount	:	US$830 million

4.	Seller	:	an existing Valepar shareholder, Bradespar (Note)

5.	Date	:	after obtaining statutory approvals

6.	Other	:	outline of Valepar as attached

Note: Bradespar is an investment subsidiary of Brazil’s largest commercial bank, Bradesco.

B)	Sales of Shares

1.	Company Name	:	Caemi Mineração e Metalurgia S. A. (Caemi)

2.	Number of Shares	:	659,375,000 ordinary shares
(equivalent to 50% of issued Caemi ordinary shares)
1,040,671,032 preferred shares
(equivalent to 40.01% of issued Caemi preferred shares)

3.	Amount	:	US$426 million

4.	Buyer	:	Companhia Vale do Rio Doce (CVRD), a Brazilian mining company

5.	Date	:	after obtaining statutory approvals

6.	Other	:	outline of Caemi & CVRD as attached

Attachment #1:	Outlines of Valepar, CVRD and Caemi
Attachment #2:	Changes in share structure (before and after the agreement)

Contacts:

Akira Kimura, Public Relations Division, Mitsui & Co., Ltd.

Phone:	+81-3-3285-7596

Fax:	+81-3-3285-9819

E-mail:A.Kimura@xm.mitsui.co.jp

Attachment #1:     Outlines of Valepar, CVRD and Caemi

Valepar S. A.

1.	Head Office	:	Rio de Janeiro, Brazil

2.	Representative	:	Luiz Tarquinio Sardinha Ferro

3.	Capital	:	R$7,083 million

4.	Shareholder Equity	:	R$7,937 million

5.	Major Activities	:	holding company which holds 52.3% voting shares of CVRD, the world’s largest iron ore equity owner and resource conglomerate.

6.	Relation with Mitsui	:	The agreement enables Mitsui & Co., Ltd. to become a 15% shareholder of Valepar issued shares. Mitsui is scheduled to appoint one board member in Valepar.

Companhia Vale do Rio Doce

1.	Head Office	:	Rio de Janeiro, Brazil

2.	Representative	:	Roger Agnelli

3.	Capital	:	R$5,000 million

4.	Shareholder Equity	:	R$12,751 million

5.	Major Activities	:	World’s largest iron ore equity owner and resource conglomerate.

6.	Relation with Mitsui	:	The agreement enables Mitsui & Co., Ltd. to become an indirect shareholder of CVRD. Mitsui is scheduled to appoint one board member in CVRD.

Caemi Mineracao e Metalurgia S. A.

1.	Head Office	:	Rio de Janeiro, Brazil

2.	Representative	:	Oscar Augusto de Camargo Filho

3.	Capital	:	R$599 million

4.	Shareholder Equity	:	R$543 million

5.	Major Activities	:	A resource company which holds iron ore operations in Brazil.

6.	Relation with Mitsui	:	The agreement enables Caemi to change from a 50:50 voting equity company owned by Mitsui and CVRD to a fully controlled company of CVRD in terms of ordinary shares.

Attachment #2:     Changes in Share Structure (before and after agreement)

< before >

< after >